LIMITED LIABILITY PARTNERSHIP TELEPHONE: +44 (0)20-7959-8900 Facsimile: +44 (0)20-7959-8950 WWW.SULLCROM.COM	One New Fetter Lane London EC4A 1AN, England FRANKFURT • PARIS LOS ANGELES • NEW YORK • PALO ALTO • WASHINGTON, D.C. Beijing • Hong Kong • Tokyo Melbourne • Sydney

August 23, 2016

By Hand and EDGAR

Mr. John Reynolds,

        Assistant Director,

                Securities and Exchange Commission,

                        Division of Corporation Finance,

                                 100 F Street, N.E.,

                                         Washington, D.C. 20549.

Re:	Newbelco SA/NV Draft Registration Statement on Form F-4

Dear Mr. Reynolds:

On behalf of Newbelco SA/NV (“Newbelco”), we are writing today to apprise the Staff of the incremental changes Newbelco has made to its draft Registration Statement on Form F-4 (the “Draft Form F-4”) since the version submitted to the Staff on August 16, 2016. To facilitate the Staff’s review of the incremental changes, we are including with this letter as Annex A a set of changed pages that reflect the revisions made to the Draft Form F-4 since the August 16th version (other than changes involving solely the insertion of final dates).

We appreciate the Staff’s prompt and helpful review of the Draft Form F-4 and look forward to working with the Staff to finalize the F-4 in the coming days. As discussed with representatives of the Staff, we are anxious to confirm that the Staff has completed its review in anticipation of the public filing of the final Registration Statement on Form F-4 on Friday, August 26th.

Sullivan & Cromwell LLP carries on business in England and Wales through Sullivan & Cromwell MNP LLP, a registered limited liability partnership established under the laws of the State of New York.

The personal liability of our partners is limited to the extent provided in such laws. Additional information is available upon request or at www.sullcrom.com.

Sullivan & Cromwell MNP LLP is authorized and regulated by the Solicitors Regulation Authority (Number 00308712).

A list of the partners’ names and professional qualifications is available for inspection at 1 New Fetter Lane, London EC4A 1AN. All partners are either registered foreign lawyers or solicitors.

Mr. John Reynolds	-2-

Please do not hesitate to call me at + 44 20 7959 8570 with any questions or comments concerning the Draft Form F-4. Please acknowledge your receipt of this letter by stamping the additional copy of this letter furnished for that purpose and returning it to the person delivering this letter, who has been instructed to wait. Thank you.

Very truly yours,

/s/ George H. White

George H. White

cc:	Steve Lo

Angela Lumley

Jonathan Burr

Pamela Howell

Christina Chalk

(Securities and Exchange Commission)

Carlos Brito

Sabine Chalmers

Ann Randon

Lucas Lira

Augusto Lima

(Anheuser-Busch InBev SA/NV)

Tim Boucher

Emma Holmes

John Davidson

Stephen Jones

(SABMiller plc)

John Horsfield-Bradbury

Joshua Bradley

Jennifer Rainey Singh

James Babikian

(Sullivan & Cromwell LLP)

Cecil Quillen

Megan Schellinger

(Linklaters LLP)

ANNEX A

CHANGED PAGES